EXHIBIT 99.1

TiGenix: Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 16, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following two notifications:

  On January 11, 2018, TiGenix received a transparency notification from Bank of America Corporation, following the acquisition of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities on January 5, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association) holds 13,424,331 voting rights in TiGenix and 1,068,270 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 5.28% of the total number of voting rights). As a result the 5% threshold was crossed.

  On January 12, 2018, TiGenix received a transparency notification from Sand Grove Capital Management LLP, following the acquisition of voting securities or voting rights on January 8, 2018, after which Sand Grove Capital Management LLP holds 19,173,231 voting rights in TiGenix (6.99% of the total number of voting rights). As a result the 5% threshold was crossed.

1. Content of the notification by Bank of America Corporation

Date of the notification: January 11, 2018.

Reason of the notification: acquisition of voting securities or voting rights/acquisition of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 5, 2018.

Threshold that was crossed: 5%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights and the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 13,401,771 voting securities (4.89% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights); and
  Bank of America, National Association held 17,460 voting securities (0.01% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 1,068,270 voting rights that may be acquired if the instruments (rights of recall) are exercised (0.39% of the total number of voting rights).

Total: 13,424,331 voting rights and 1,068,270 voting rights that may be acquired if the instrument is exercised (5.28% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

***

2. Content of the notification by Sand Grove Capital Management LLP

Date of the notification: January 12, 2018.

Reason of the notification: acquisition of voting securities or voting rights.

Person subject to the notification requirement: Sand Grove Capital Management LLP (with address at 4th floor, 35 Dover Street, London W1S 4NQ, UK), a person that notifies alone.

Date on which the threshold was crossed: January 8, 2018.

Threshold that was crossed: 5%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Sand Grove Capital Management LLP held 19,173,231 voting securities (6.99% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Sand Grove Capital Management LLP is not a controlled entity.

Additional information: Sand Grove Capital Management LLP acts as investment manager for the Sand Grove Opportunities Master Fund Ltd and the Sand Grove Tactical Fund LP. Sand Grove Capital Management LLP can exercise voting rights at its discretion without any instruction from its clients.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases/

  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.